345 Park Avenue New York, NY 10154-1895	Direct 212.407.4000 Main 212.407.4000 Fax 212.407.4990

June 24, 2022

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Tonya K. Aldave and Susan Block

Re:	AGBA Acquisition Limited
Preliminary Proxy Statement on Schedule 14A
Filed January 18, 2022
File No. 001-38909

Dear Ms. Adlave and Ms. Block:

On behalf of our client, AGBA Acquisition Limited, a British Virgin Islands company (“AGBA” or the “Company”), we respond to the comments of the staff of the Division of Corporation Finance of the Commission (the “Staff”) with respect to the above-referenced Preliminary Proxy Statement on Schedule 14A filed on May 16, 2022 (the “Preliminary Proxy Statement”) contained in the Staff’s letter dated June 6, 2022 (the “Comment Letter”).

The Company has filed via EDGAR Amendment No. 3 to the Preliminary Proxy Statement (the “Amendment”), which reflects the Company’s responses to the comments received by the Staff and certain updated information. For ease of reference, each comment contained in the Comment Letter is printed below and is followed by the Company’s response. All page references in the responses set forth below refer to the page numbers in the Amendment.

Amendment No. 2 to Preliminary Proxy Statement on Schedule 14A

General

1.	Please revise throughout the filing to remove the statement that “the laws and regulations of the PRC do not currently have a material impact on the business, financial condition, and results of operations of the TAG Business” or any similar language.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure accordingly on pages iii, iv, 10 39, 40 and 59 of the Amendment.

2.	Please disclose (1) whether your business segments, products, lines of service, projects, or operations are materially impacted by the pandemic-related lockdowns in China and (2) the impact of consumer demand declines in China. In addition, discuss any steps you are taking to mitigate adverse impacts to your business.

Response: The Company acknowledges the Staff’s comment and has added the disclosure accordingly on page 192 of the Amendment.

3.	We note your response to our prior comment 10 and reissue in part. Please highlight material differences in the terms and prices of securities issued at the time of the IPO as compared to any private placement contemplated at the time of the business combination.

Response: The Company has revised the disclosure on page 5 of the Amendment in response to the Staff’s comment.

4.	We note your response to our prior comment 54 in which we asked for an analysis under the Investment Company Act of 1940. Please provide additional details regarding your current cash holdings by listing all categories of investments categorized as “cash and investments” on the pro forma financials, as well as your level of investment in each category. Please provide a similar breakout of the assumed cash and investments holdings of the combined company.

Response:

On the pro forma financials at March 31, 2022, the summary of assets held by TAG Business and AGBA as a combined entity are as follows:-

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS
PRO FORMA COMBINED BALANCE SHEET
(UNAUDITED)
in US$ thousands

	As of March 31, 2022	As of March 31, 2022	Scenario 1 Assuming No Redemptions into Cash			Scenario 2 Assuming Interim Redemptions into Cash			Scenario 3 Assuming Maximum Redemptions into Cash
	(A) TAG Business	(B) AGBA	Pro Forma Adjustments		Pro Forma Balance Sheet	Pro Forma Adjustments		Pro Forma Balance Sheet	Pro Forma Adjustments		Pro Forma Balance Sheet
Assets
Current assets:
Cash and cash equivalents	$16,721	$33	$40,989	(1)	$75,712	40,989	(1)	$56,939	$40,989	(1)	$38,376
			(5,418)	(2)		(5,418)	(2)		(5,418)	(2)
			(1,300)	(3)		(1,300)	(3)		(1,300)	(3)
			(4,763)	(4)		(23,536)	(4)		(42,099)	(4)
			(5,550)	(6)		(5,550)	(6)		(5,550)	(6)
			35,000	(7)		35,000	(7)		35,000	(7)
Restricted cash	36,213	–	–		36,213	–		36,213	–		36,213
Accounts receivable, net	1,183	–	–		1,183	–		1,183	–		1,183
Loans receivable, net	25	–	–		25	–		25	–		25
Earnest deposit, related party	7,844	–	–		7,844	–		7,844	–		7,844
Consideration receivable	–	–	–		–	–		–	–		–
Prepaid expenses and other current assets	425	–	–		425	–		425	–		425
Total Current Assets	62,411	33	58,958		121,402	40,185		102,629	21,662		84,066

Non-current assets:
Cash and investment held in Trust account	–	40,989	(40,989)	(1)	–	(40,989)	(1)	–	(40,989)	(1)	–
Loans receivable, net	1,569	–	–		1,569	–		1,569	–		1,569
Property and equipment, net	7,528	–	–		7,528	–		7,528	–		7,528
Long-term investments	34,846	–	–		34,846	–		34,846	–		34,846
Other non-current assets	43,943	40,989	(40,989)		43,943	(40,989)		43,943	(40,989)		43,943
Total Assets	$106,354	$41,022	$17,969		$165,345	(804)		$146,572	(19,367)		$128,009

With respect to the “cash and investment” category in the table above (please refer to Note 3 on page F-15), $40,989K consists of U.S. treasury securities held in AGBA’s trust account for the proceeds from AGBA IPO, which is subject to redemption by redeemable shareholders upon the completion of business combination and $33K cash held at a bank.

At March 31, 2022, per financial statements	TAG Business	AGBA	Combined
Expressed in US$ thousand

Current portion:
Cash at bank	16,721	33	16,754
Restricted cash, held on escrow	36,213	-	36,213

Non-current portion:
Investment held in Trust Account, U.S. Treasury Securities	-	40,989	40,989

Total current cash holding	52,934	41,022	93,956

The following table reflects a summary of the combined company’s assets under Scenario 3, which assumes maximum redemption to cash:

Assumed cash and investment holdings of the combined entity, at March 31, 2022	TAG Business	AGBA	Pro Forma Combined
Expressed in US$ thousand

Current portion:
Cash at bank	16,721	33	38,319
Restricted cash, held on escrow	36,213	-	36,213

Non-current portion:
Investment held in Trust Account, U.S. Treasury Securities	-	40,989	-
Long-term investments (marketable and non-marketable equity securities)	34,846	-	34,846

Total cash and investment	87,780	41,022	109,378

5.	We note your response to our prior comment 54. Please provide an unconsolidated balance sheet for OPH and each of the OPH Subsidiaries. Please provide your status analysis with respect to each entity; please provide additional detail regarding the types of assets owned and the respective percentage of total assets in each category. Please also see the question above regarding types of cash holdings (if any).

Response:

The unconsolidated balance sheet for OPH and each of the OPH Subsidiaries, as of March 31, 2022 is attached in the Appendix.

Below is an organizational chart reflecting the ownership structure of the OPH Subsidiaries:

A BVI Company
B Hong Kong Company
TAG Holdings Limited
100%
B2B
TAG International Limited
100%
B2BSub
TAG Asset Partners Limited
100%
HKSub
OnePlatform International Limited
99.8%
OnePlatform Wealth Management Limited
100%
OnePlatform International Property Limited
100%
OnePlatform FinBiz Solutions Limited
100%
OnePlatform Asset Management Limited
100%
Maxthree Limited
100%
FinLiving Limited
100%
Kerberos (Nominee) Limited
100%
OnePlatform Credit Limited
100%
Hong Kong Credit Corporation Limited
100%
Trendy Reach Holdings Limited
100%
Profit Vision Limited
100%
Fintech
TAG Asia Capital Holdings Limited
100%
TAG Technologies Limited
100%
Tandem Fintech Limited
100%
Tandem Money Hong Kong Limited

Convoy Global
Convoy Global Holdings Limited
100%
Convoy (BVI) Limited
100%
TAG
TAG Holdings Limited
A Cayman Company
B BVI Company
C Hong Kong Company
100%
B2B
TAG International Limited
100%
B2BSub
TAG Asset Partners Limited
100%
HKSub
OnePlatform International Limited
100%
OPH
OnePlatform Holdings Limited
99.8%
OnePlatform Wealth Management Limited
100%
OnePlatform International Property Limited
100%
OnePlatform FinBiz Solutions Limited
100%
FinLiving Limited
100%
OnePlatform Asset Management Limited
100%
Kerberos (Nominee) Limited
100%
Maxthree Limited
100%
OnePlatform Credit Limited
100%
Hong Kong Credit Corporation Limited
100%
Trendy Reach Holdings Limited
100%
Profit Vision Limited
100%
Fintech
TAG Asia Capital Holdings Limited
100%
TAG Technologies Limited
100%
Tandem Money Hong Kong Limited
100%
Tandem Fintech Limited

The following outlines the status analysis of OPH and each OPH Subsidiary:

a.	With respect to Profit Vision Limited (“PVL”):

i.	PVL is not and does not hold itself out as being primarily engaged in the business of investing, reinvesting, or trading in securities;

ii.	PVL’s assets consist solely of (1) physical assets (such as property); and (2) cash;

iii.	PVL is engaged primarily in the business of property investment holding; and

iv.	As of March 31, 2022, the value of investment securities owned by PVL constituted 0% of PVL’s total assets (exclusive of cash and government securities).

b.	With respect to Trendy Reach Holdings Limited (“TRH”):

i.	TRH is not and does not hold itself out as being primarily engaged in the business of investing, reinvesting, or trading in securities;

ii.	TRH’s assets consist solely of interests in PVL (of which it owns 100% of the outstanding voting securities directly);

iii.	TRH is engaged primarily, through PVL, in the business of real property investment holding; and

iv.	As of March 31, 2022, the value of investment securities owned by TRH constituted 0% of TRH’s total assets (exclusive of cash and government securities).

c.	With respect to Hong Kong Credit Corporation Limited (“HKCC”) and its parent, OnePlatform Credit Limited (“OCL”):

i.	HKCC is engaged primarily in the business of providing money lending services;

ii.	more than 40% of HKCC’s total assets (exclusive of cash and government securities) consist of loans, and we assume, solely for the purpose of this letter, and without further analysis, that these loans could be deemed as securities[1];

iii.	OCL’s assets consist solely of: (1) interests in HKCC (of which it owns 100% of the outstanding voting securities directly) and (2) cash;

iv.

Neither HKCC nor OCL is making, has made or presently proposes to make a public offering of its securities, and all of the outstanding securities of HKCC and OCL are beneficially owned by persons that we reasonably believe to be qualified purchasers, as defined in Section 2(a)(51) of the 1940 Act; and

v.	Each of HKCC and OCL could be deemed to be an investment company but for the exclusion in Section 3(c)(7) of the 1940 Act, and we assume, solely for the purposes of this letter, that each of HKCC and OCL relies on the exclusion in Section 3(c)(7).

d.	With respect to Maxthree Limited (“Maxthree”):

i.	Maxthree is not and does not hold itself out as being primarily engaged in the business of investing, reinvesting, or trading in securities;

ii.	Maxthree’s assets consist solely of: (1) interests in OCL (of which it owns 100% of the outstanding voting securities directly) and TRH (of which it owns 100% of the outstanding voting securities directly); (2) other assets that are not securities;

iii.	Maxthree is engaged primarily, directly and through its subsidiaries, in the business of real property investment holding and providing money lending services;

iv.	As of March 31, 2022, the value of Maxthree’s interests in OCL did not exceed 40% of the value of Maxthree’s total assets (exclusive of cash and government securities), nor did Maxthree own or propose to acquire other investment securities (and/or dispose of other assets) such that the percentage of investment securities held by Maxthree would exceed 40% of its total assets (exclusive of cash and government securities; and

v.	As of March 31, 2022, the value of Maxthree’s interests in investment securities owned by Maxthree (including, for the avoidance of doubt, its interests in OCL2) constituted approximately 3% of Maxthree’s total assets (exclusive of cash and government securities).

e.	With respect to Kerberos (Nominee) Limited (“KNL”):

i.	KNL is not and does not hold itself out as being primarily engaged in the business of investing, reinvesting, or trading in securities;

ii.	KNL’s assets consist solely of cash;

iii.	KNL is engaged primarily in the business of providing escrow services; and

iv.	As of March 31, 2022, the value of investment securities owned by KNL constituted 0% of KNL’s total assets (exclusive of cash and government securities).

f.	With respect to One Platform Asset Management Limited (“OAM”):

i.	OAM is not and does not hold itself out as being primarily engaged in the business of investing, reinvesting, or trading in securities;

ii.	OAM ’s assets consist solely of: (1) interests in KNL (of which it owns 100% of the outstanding voting securities directly); (2) physical assets (such as property and equipment, furniture and fixtures); (3) cash; and (4) other assets that are not securities.

iii.	OAM is engaged primarily in the business of providing investment advisory, funds dealing, introducing broker and asset management services; and

iv.	As of March 31, 2022, the value of investment securities owned by OAM constituted 0% of OAM’s total assets (exclusive of cash and government securities).

g.	With respect to FinLiving Limited (“FinLiving”):

i.	FinLiving is not and does not hold itself out as being primarily engaged in the business of investing, reinvesting, or trading in securities;

ii.	FinLiving’s assets consist solely of other assets that are not securities;

iii.	FinLiving has had no operations since its inception and therefore is not primarily engaged in any business; and

iv.	As of March 31, 2022, the value of investment securities owned by FinLiving constituted 0% of FinLiving’s total assets (exclusive of cash and government securities).

[1]	As we noted in our prior response, although loans are not listed in the definition of “security” in Section 2(a)(36) of the 1940 Act, historical interpretative positions expressed by the staff of the Division of Investment Management have deemed certain loans to be securities for purposes of the 1940 Act.
2	As discussed above, we have assumed, solely for the purposes of this letter, that each of HKCC and OCL are relying on the exclusion from the definition of an investment company in Section 3(c)(1) or 3(c)(7) of the 1940 Act.

h.	With respect to OnePlatform FinBiz Solutions Limited (“FinBiz”):

i.	FinBiz is not and does not hold itself out as being primarily engaged in the business of investing, reinvesting, or trading in securities;

ii.	FinBiz’s assets consist solely of: (1) interests in FinLiving (of which it owns 100% of the outstanding voting securities directly); (2) cash; and (3) other assets that are not securities;

iii.	FinBiz has had no operations since its inception and therefore is not primarily engaged in any business; and

iv.	As of March 31, 2022, the value of investment securities owned by FinBiz constituted 0% of FinBiz’s total assets (exclusive of cash and government securities).

i.	With respect to OnePlatform International Property Limited (“OIP”):

i.	OIP is not and does not hold itself out as being primarily engaged in the business of investing, reinvesting, or trading in securities;

ii.	OIP’s assets consist solely of: (1) cash; and (2) other assets that are not securities;

iii.	OIP is engaged primarily in the business of providing overseas real estate brokerage service; and

iv.	As of March 31, 2022, the value of investment securities owned by OIP constituted 0% of OIP’s total assets (exclusive of cash and government securities).

j.	With respect to OnePlatform Wealth Management Limited (“OWM”):

i.	OWM is not and does not hold itself out as being primarily engaged in the business of investing, reinvesting, or trading in securities;

ii.	OWM’s assets consist solely of: (1) physical assets (such as property and equipment, furniture and fixtures); (2) cash; and (3) other assets that are not securities;

iii.	OWM is engaged primarily in the business of insurance brokerage service; and

iv.	As of March 31, 2022, the value of investment securities owned by OWM constituted 0% of OWM’s total assets (exclusive of cash and government securities).

k.	With respect to OnePlatform Holdings Limited (“OPH”):

i.	OPH is not and does not hold itself out as being primarily engaged in the business of investing, reinvesting, or trading in securities;

ii.	OPH’s assets consist solely of: (1) interests in (a) OWM (of which it owns 100% of the outstanding voting securities directly), (b) OIP (of which it owns 100% of the outstanding voting securities directly), (c) FinBiz (of which it owns 100% of the outstanding voting securities directly), (d) OAM (of which it owns 100% of the outstanding voting securities directly) and (e) Maxthree (of which it owns 100% of the outstanding voting securities directly); (2) cash; and (3) other assets that are not securities;

iii.	OPH is a holding company engaged primarily, though its subsidiaries, in the businesses described above, in the business of investment holding;

iv.	As of March 31, 2022, the value of investment securities owned by OPH constituted 0% of OPH’s total assets (exclusive of cash and government securities).

6.	We note your response to our prior comment 54. Your response letter states that the total value of TAG’s interest in Fintech as of December 31, 2021 was approximately $30 million and further explains that such value is calculated in accordance with Section 2(a)(41) of the 1940 Act. However, on page 133 of the preliminary proxy statement (filed 5/16/22), you state that the estimated value of the Fintech portfolio is $39 million.

●	Please explain the different valuations of the Fintech portfolio, as stated in the proxy and the response letter.

Response:

The total value of TAG’s interest in the Fintech portfolio, amounting to US$30 million at their relative fair value, as of December 31, 2021, was based on TAG’s unaudited management accounts, while the estimated value of the Fintech portfolio amounting to US$39 million represented their current market value at August 31, 2021.

●	Please explain the TAG’s process and methodology for fair valuing securities and other assets without readily available market quotations.

Response:

Investments in privately-held companies whose securities do not have a readily determinable market quotation, are accounted for at their fair value, which is calculated by starting at cost (as reflected in the GAAP financial statements), less any impairment, plus or minus changes resulting from observable price changes in orderly transactions for the identical or similar investment of the same issuer, pursuant to valuation methodologies approved by, and subject to the ultimate supervision of, each relevant entity’s board.

●	Please explain if a similar analysis was performed with respect to OPH and the OPH Subsidiaries.

Response:

Yes, OPH and the OPH Subsidiaries are fair valued pursuant to valuation methodologies approved by, and subject to the ultimate supervision of, the relevant board. As operating subsidiaries of TAG, certain inputs that inform the fair valuation of these entities differ. Please also see our response to Comment 5 above together with Appendix, which includes balance sheets and our 1940 Act status analysis for OPH and each OPH Subsidiary.

7.

We note your response to our prior comment 11 and your revised disclosure. In your response letter you state that you are not required to register securities to be issued in the merger because they will be issued to TAG and fall under the Section 4(a)(2) exemption. However, in some sections of the proxy statement you continue to state that effectiveness of a resale registration statement to TAG shareholders is a condition to completion of the merger. Refer to your disclosure on pages 18, 28, 29, 119, 120, A-27 and A-34.

We also note your disclosure on page ii stating that “[p]rior to Closing, AGBA intends to file a resale registration statement on Form S-1 (and certain other regulatory filings) with the SEC to register the distribution by TAG to certain beneficial shareholders of TAG of AGBA Shares comprising the Aggregate Stock Consideration. Following the Closing, the Post-Combination Company intends to file a resale registration statement on Form S-1 (and certain other regulatory filings) with the SEC to register the resale of the AGBA Shares comprising the Aggregate Stock Consideration by such certain beneficial shareholders of TAG.” This disclosure appears to indicate that you plan to file two different registration statements, one before closing of the merger and one after closing of the merger. Please advise about the timing for filing each registration statement, what securities you plan to registered under each registration statement and other relevant details of the offerings. In addition, revise your preliminary proxy statement for consistency throughout or advise.

Response: The Company has revised its disclosure on pages ii, 33, 118, 168 and 296 of the Amendment to clarify that AGBA plans to file one resale registration statement on Form S-1 registering for resale of the merger consideration to certain beneficial shareholders of TAG.

8.	Please disclose that you have received a notice from the staff of the Listing Qualifications Department of the Nasdaq Stock Market regarding non-compliance with Nasdaq Rule IM- 5101-2, as you disclosed in your Form 8-K. The notice also discloses that a hearing request will stay potential suspension or delisting action pending the hearing, and AGBA intends to timely request a hearing. Please revise your disclosures throughout the filing to address this new Nasdaq concern, including the expired 36 month period disclosed in AGBA’s Charter, Trust Account, liquidity, going concern, related party extension loan, on pages 278, F-7, F-9, and F-19. In addition, provide an update on the status of this notice and the status of any hearing related to the notice. Please also add risk factor disclosure related to potential delisting from the exchange.

Response: The Company has added a risk factor and additional disclosure on pages 90, F-8, F-9 and F-17 of the Amendment in response to the Staff’s comment.

Letter to Shareholders, page i

9.	We note your response to our prior comment 19 and reissue in part. Please also provide prominent disclosure, near the beginning of the Letter to Shareholders, about how the Holding Foreign Companies Accountable Act impacts the company or could impact the company in the future.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure accordingly on page i of the Amendment.

10.	We note your response to our prior comment 21 and reissue in part. Please revise your disclosure here and in the Questions and Answers Section to provide cross-references to the consolidating schedule and the consolidated financial statements as it relates to transfers, dividends, or distributions have been made to date between TAG, its subsidiaries, and other entities, or to investors. In addition, disclose here, in the Questions and Answers Section, and in the section that provides detailed description about transfers, dividends, or distributions whether you have cash management policies that dictate how funds are transferred.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure accordingly on pages iv, 4 and 42 of the Amendment.

Summary of the Proxy Statement, page 21

11.	We note your response to our prior comment 24 and reissue in part. Please disclose in this section each permission or approval that TAG, its subsidiaries, or other entities are required to obtain from Chinese authorities to operate their business and to offer the securities being registered to foreign investors. State whether TAG, its subsidiaries, or other entities are covered by permissions requirements from the China Securities Regulatory Commission (CSRC), Cyberspace Administration of China (CAC) or any other governmental agency that is required to approve TAG or its subsidiaries’ operations, and state affirmatively whether it has received all requisite permissions or approvals and whether any permissions or approvals have been denied. Please also describe the consequences to you or your investors if TAG, its subsidiaries, or other entities: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future. In this regard we note your disclosure on page 188 where you state that TAG Business does not require any permissions or approvals from the Chinese authorities to operate its business. Explain in the summary section how you determined that the permissions are not required. If you relied on the advice of counsel, provide counsel’s name and consent. If you did not consult with counsel, please explain why.

Response: The Company acknowledges the Staff’s comment and has added the disclosure accordingly on pages 40 and 196 of the Amendment. In determining that the referenced permissions are not required, the Company has relied on the advice of PRC counsel, whose consent is provided to the Staff with this response at Appendix 3.

The TAG Business’s Cash Flows and Transfers of Other Assets, page 40

12.	We note your response to our prior comment 25 and reissue in part. Please disclose your intentions to distribute earnings. Describe any restrictions and limitations on your ability to distribute earnings from the company to the parent company. Finally, include a crossreference to the condensed consolidating schedule. Please also provide a description of how cash is transferred through AGBA and your intentions to distribute earnings. Please address the possibility that the PRC could prevent the cash maintained in Hong Kong from leaving or the PRC could restrict deployment of the cash into the business or for the payment of dividends. In that regard, add similar disclosure to the risk factors and summary risk factors.

Response: The Company acknowledges the Staff’s comment and has added the disclosure accordingly on pages iv, 4, 42 and an additional risk factor on pages 69-70 of the Amendment.

Selected Historical Financial Information of AGBA, page 53

13.	Please reconcile the historical results presented to the AGBA audited financial statements beginning on page F-3.

Response: The Company acknowledges the Staff’s comment and has reconciled the historical numbers accordingly on pages 55 and F-3.

Risk Factors, page 56

14.	Please move the China-based risk factors close to the beginning of the risk factors, and include a subheading for the China-based risk factors. Similarly, provide a subheading for the China-based risk factors, close to the beginning of the your summary risk factors.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure accordingly on pages 43 and 58-70 of the Amendment.

Although not currently subject, the TAG Business may become subject to the PRC laws and regulations, page 76

15.	We note your response to our prior comment 33 and reissue in part. In light of recent events indicating greater oversight by the Cyberspace Administration of China (CAC) over data security, particularly for companies seeking to list on a foreign exchange, please revise your disclosure to explain to what extent you believe that TAG is compliant with the regulations or policies that have been issued by the CAC to date. If you or TAG relied on the advice of counsel, please state so and provide a consent. If your conclusion is based on an internal risk assessment or other process, please discuss it in the filing.

Response: The Company acknowledges the Staff’s comment and has added the disclosure accordingly on pages 41, 62, 68 and 196 of the Amendment. In determining that the regulations or policies that have been issued by the CAC to date are not applicable to the TAG Business, the Company has relied on the advice of PRC counsel, whose consent is provided to the Staff with this response at Appendix 3.

It may be difficult to enforce judgements obtained in the U.S., page 100

16.	Please revise this risk factor or add a separately captioned risk fact to address the enforceability of civil liabilities of your officers and directors. Please address the following:

●	an investor’s ability to effect service of process within the United States on directors and officers in China or Hong Kong;

●	an investor’s ability to enforce judgments obtained in U.S. courts against such

●	directors and officers based on the civil liability provisions of the U.S. federal securities laws;

●	an investor’s ability to enforce in China or Hong Kong judgments of U.S. courts based on the civil liability provisions of the U.S. federal securities laws; and

●	an investor’s ability to bring an original action in a China or Hong Kong court to enforce liabilities against directors and officers based on the U.S. federal securities laws.

If your disclosure is based on an opinion of counsel, name such counsel in the proxy statement and include counsel’s consent. In addition, make corresponding additions in the section entitled Enforceability of Civil Liability on page 285.

Response: The Company acknowledges the Staff’s comment and has added a separately captioned risk factor accordingly on pages 104-105 of the Amendment and additional disclosure on pages 301-302. In preparing such disclosure, the Company has relied on the advice of Hong Kong counsel, and PRC counsel, whose consents are provided to the Staff with this response at Appendix 2 and Appendix 3, respectively.

Capitalization, page 102

17.	Please tell us and revise to disclose your basis under ASC 815-40 for excluding your warrant liability related to your private warrants. Please also disclose the number of possible shares, for example, warrants excluded from the presentation above outstanding after the Business Combination.

Response: The Company acknowledges the Staff’s comment and has added the disclosure accordingly on page 107.

Redemption Rights, page 107

18.	Please tell us and revise your disclosures as necessary to clarify the basis for the differences in book value of shares owned by non-redeeming shareholders at various redemptions levels compared to the amounts disclosed on page 33. Also revise to disclose the underlying calculations for the book values per share as presented on pages 33, 108, and 165.

Response: The Company acknowledges the Staff’s comment and has added the disclosure accordingly on pages 34 and 113. Book value amounts disclosed on page 170 is based on the weighted average share outstanding for AGBA shareholders (both redeeming and non-redeeming shareholders).

Background of the Business Combination, page 123

19.	We note your response to our prior comment 36 and reissue in part. Please identify any targets other than TAG that you considered and if no other targets were considered for the merger, please clearly disclose this fact here. In addition, disclose any discussions relating to the assumptions underlying any target projections provided to potential PIPE investors that have not been disclosed publicly.

Response: In response to the Staff’s comment, the Company has added the disclosure on page 130 of the Amendment to clarify that no assumptions underlying the target’s projections were provided to potential PIPE investors that have not been disclosed publicly. As disclosed on pages 129 and 130 of the Amendment, AGBA management evaluated over 15 candidates in different industries for a potential business combination transaction, signed non-disclosure agreements with ten of the 15 potential targets, and had serious discussions with TAG and five other companies. Summaries of discussions with these five companies and reasons for termination of talks with them were provided on pages 129 and 130 of the Amendment.

Unaudited Pro Form Condensed Combined Financial Information, page 161

20.	Please reconcile your description of Scenarios 1, 2, and 3 as described on page 162 with details of footnote 4 to the Unaudited Pro Forma Condensed Combined Balance Sheet on page 168. Please also disclose the related underlying calculations for the pro forma adjustments presented in the Pro Forma Condensed Combined Balance Sheet.

Response: The Company acknowledges the Staff’s comment and has added the disclosure on page 164 and reconciled the details of footnote 4 on page 173 accordingly.

21.	Please revise your unaudited pro formas to disclose the following:

●	Please revise the Unaudited Pro Forma Condensed Combined Balance Sheet on page 165 to denote adjustment (8) for the $29,562 Receivable from the Shareholder.

●	Revise adjustment (8) to Unaudited Pro Forma Condensed Combined Balance Sheet on page 169 to include the $29,562 from page 165 and disclose the adjustment details consistent with your Note 11, Receivable from Shareholder, on page F-57.

●	Also revise adjustment (8) on page 169 to disclose the amounts of the total US$47 million special dividend, and the amounts for the offsetting receivable and the cash paid portions, consistent with discussions on pages 218 and F-65, which disclosures should also quantify these three amounts.

●	Revise the Unaudited Pro Forma Condensed Combined Statements of Operations on page 166 to include the amount from adjustment (2) on page 169.

●	Revise adjustment (2) to the Unaudited Pro Forma Condensed Combined Statements of Operations on page 169 to quantify and clarify the applicability of this adjustment.

Response: The Company acknowledges the Staff’s comment and has updated with March 31, 2022 numbers and the related disclosure accordingly on page 166 through 175.

22.	Please disclose the number of possible shares, for example, warrants, outstanding excluded from your earnings per share calculations and the basis thereof.

Response: The Company acknowledges the Staff’s comment and has added the disclosure accordingly on page 174 and 175.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of the

TAG Business

Financial Condition, page 210

23.	We note your response to prior comment 47. Please revise your discussion to address the significant year-over-year change in non-current assets and the related underlying basis and or transactions. Please also revise to include quantified discussion of any other significant changes of components of your significant change in shareholder’s equity (deficit) during the periods presented.

Response: The Company acknowledges the Staff’s comment and has added the disclosure accordingly on page 216 and 217.

24.	Please further disaggregate your period-over-period balance sheet analysis to align and correlate with your Results of Operations discussion to provide transparency into your operating trends, for example, disclose mortgage loan portfolio balances that demonstrates the decline in loans and related decline in interest income as a result of the low interest rate environment and increased prepayments.

Response: The Company acknowledges the Staff’s comment and has added the disclosure accordingly on page 216 and 217.

Revenue

Asset Management Business, page 212

25.	We note your response to prior comment 49. Please expand your AUM rollforward to disaggregate by AUM product; such as equity, fixed income for the periods presented.

Response: The Company acknowledges the Staff’s comment and has expanded the disclosure accordingly on page 220.

26.	We note your disaggregation of Asset Management Service revenues on page F-42. Please revise your related disclosure on page 212 to include discussion of period-over-period revenues between one-time commission and recurring services fees and provide underlying metrics of transactions and or customers to provide transparency into related trends.

Response: The Company acknowledges the Staff’s comment and has added the disclosure accordingly on page 224 and 225.

Insurance Brokerage Business, page 212

27.	Please revise to disclose the following:

●	Revise to provide a breakdown of your insurance customers by product between new and or current year and recurring to provide insight into customer retention.

●	We note on page F-59 that your Insurance Brokerage segment contains life and property-insurance policies. Please provide us the information required by ASC 944-40-50-3 separately by short duration and long duration contracts, and tell us your consideration for including this information in the audited financial statements.

Response: The Company acknowledges the Staff’s comment and has added the breakdown of our insurance customers by product between new and or current year and recurring accordingly on page 219 and 224.

However, we do not have the liability for unpaid claim and claim adjustment expense throughout the fiscal years and periods presented. Disclosure under ASC 944-40-50-3 is not applicable.

28.	You disclose that the decrease in Insurance Brokerage revenues in 2021 was primarily attributable to recurring declines in life insurance products transaction volume caused by the COVID-19 pandemic due to very tight travel restrictions on the jurisdiction and that customers are not able to come to Hong Kong to enter into new insurance policies, hence the number of new insurance policies declined. You also disclose on page 191, that the TAG Business’s operations are concentrated in Hong Kong and that the TAG Business currently does not have any operations in mainland China. Please clarify and reconcile these statements and revise your disclosure as necessary.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure accordingly on page 224.

Operating Expenses, page 213

29.	Please disaggregate your commission expense discussion consistent with your segment disclosure in Note 13 on pages F-59 and F-60 to provide transparency into related trends.

Response: The Company acknowledges the Staff’s comment and has added the disclosure accordingly on page 220 and 226.

30.	Please further explain your significant 2021 increase in General and administrative expenses on page 214 by disclosing the amount and nature of each type of component expenditure in corporate and business development, including if you expect such expenses to be recurring.

Response: The Company acknowledges the Staff’s comment and has added the disclosure accordingly on page 221 and 227.

Liquidity and Capital Resources, page 215

31.	We note on pages F-2 and F-29 that AGBA’s and TAG’s Reports of Independent Registered Public Accounting Firms include explanatory paragraphs regarding AGBA’s and TAG’s ability to continue as going concerns as of December 31, 2021. Please revise to provide the following:

●	Please tell us your consideration for disclosing TAG’s approval policies related to the dividend and investments comprising the US$25.8 million cash outflows during the first quarter of 2022, as noted on pages 215 and 218.

●	Revise TAG’s liquidity disclosures on pages 215 through 218 to consistent clarify the underlying reasons for the going concern issue and a view toward management’s plan.

●	Revise AGBA’s Liquidity section that begins on page 232 to disclose their going concern issue, the underlying reasons and a view towards management’s plan.

●	Please revise your Experts section on page 284 to consistently disclose TAG’s going concern paragraph as you have disclosed AGBA’s in that section.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure accordingly on page 228 through 230, page 232, 233, 247 and 300.

Forum for Disputes, page 282

32.	We note your response to our prior comment 15 and reissue in part. We note your disclosure on page 282 that your Fifth Amended and Restated Memorandum and Articles of Association include a mandatory arbitration provision. It appears that your mandatory arbitration provision and your exclusive forum provision will be separate provisions in your Memorandum and Articles of Association and should also be described separately under different subheading in the proxy statement to avoid confusion. Please add the following information in this section where you describe the mandatory arbitration provision:

●	the applicability of the provision to federal securities laws,

●	the risks of the provision or other impacts on shareholders,

●	the impact on claims arising under other laws, and

●	whether or not the provision applies to purchasers in secondary transactions.

Response: The Company acknowledges the Staff’s comment and has added the disclosure accordingly on pages 298-299 of the Amendment.

AGBA Acquisition Limited

Consolidated Statements of Cash Flows, page F-6

33.	Please tell us and revise your consolidated statements of cash flows as necessary for the following:

●	Revise to disclose how you determined non-cash accretion of carrying value to redemption value of US$609,156.

●	Please revise to disclose how this reconciles to the US$4,584,555 in your consolidated statements of changes in shareholders deficient, and confirm whether it includes extension payments of US$2,330,688 million for 2021.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure accordingly on page F-29. Non-cash accretion of carrying value to redemption value should be US$4,584,555, which included extension payments of US$2,330,688 for 2021.

OnePlatform Holdings Limited and TAG Asia Capital Holdings Limited

Combined Statements of Cash Flows, page F-33

34.	Please conform references of related party and or shareholder activity and disaggregate related party/shareholder activity from non-related related party/shareholder activity within your cash flow statements.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure accordingly on page F-55 and F-90.

Note 8. Short-term and Long-term Investments, net, page F-54

35.	Please tell us your consideration for disclosing the basis for the significant upward adjustments of $3.5 million on non-marketable equity securities carried at cost.

Response: The Company acknowledges the Staff’s comment and has explained the below.

Under ASC 321-10-35 “Investments – Equity Securities”, the investments do not have readily determinable fair values are reported at cost, minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identical or similar investment of the same issuer. The Company shall measure the equity security at fair value as of the date that the observable transaction occurred. Any resulting gains or losses on the securities shall be recorded in earnings. The significant upward adjustments of $3.5 million on non-marketable equity securities are related to price upward changes in orderly transactions in Investment A with the unrealized gain of $0.8 million and Investment D with the unrealized gain of $2.7 million, for the year ended December 31, 2021. The amounts of upward adjustment are quantified and recorded as unrealized gains, based on the observable price changes in orderly transactions for the identical or a similar investment of the same issuer which we identified during the year ended December 31, 2021.

36.	We note on page F-54 the transfer of Investment C from non-marketable equity securities of $20,269,999 to marketable securities for $7,795,479 and unrealized losses during 2021 of $12,398,717. Please tell us and revise to disclose why you determined this unrealized loss and the US$3,531,464 unrealized gain on 2021 non-marketable equity securities should be included in investment income (loss), net for 2021, as disclosed in your table on page F-56.

Response: The Company acknowledges the Staff’s comment and has explained the below.

Investment income, net is recorded as other income in the Company’s audited combined statements of operations and consisted of the following:

		Years ended December 31,
		2021	2020
Marketable equity securities:
Unrealized losses from the changes in fair value	Investment C	$(12,398,717)	$–

Non-marketable equity securities:
Unrealized gains	Investment A and D	$3,531,464	$–
Unrealized gains	Investment C	–	276,412
Unrealized losses (including impairment)	Investment D	–	(13,406,855)
Realized gains	Investee B	139,122,485	–
Investment income (loss), net		$130,255,232	$(13,130,443)

Investment C was previously classified as non-marketable equity securities. During the year ended December 31, 2021, Investment C was listed and publicly traded on Nasdaq Stock Exchange in March 2021 and there was a transfer from Level 3 to Level 1 in the fair value hierarchy, as a result of a change in market liquidity.

Investment A and D are considered as non-marketable equity securities, which are carried at cost, minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identical or similar investment of the same issuer. The Company shall measure the equity security at fair value as of the date that the observable transaction occurred. Any resulting gains or losses on the securities shall be recorded in earnings.

Also, under ASC 321-10-35-1, investments in “marketable” equity securities shall be measured subsequently at fair value in the statement of financial position. Unrealized holding gains and losses for equity securities shall be included in earnings.

Note 12 - Income Taxes, page F-57

37.	Please tell us and enhance your disclosures to provide greater detail for the nature of your non-deductible and Other reconciling items in your income tax reconciliation. Refer ASC 740-10-50-14.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure accordingly on page F-78 and F-115.

Note 14. Related Party Balances and Transactions, page F-60

38.	We note your response to prior comment 68 and your revised disclosures. Please revise to provide the following:

●	Tell us and revise to disclose why the purchase of corporate bonds and the purchase of non-marketable equity security - Investment E is not included in related party;

●	Revise your tables and footnotes on pages F-60 and F-61 for consistent and clear disclosure of items, totals and references.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure accordingly on page F-81 and F-117.

Please do not hesitate to contact Jane Tam at (202) 524-8470 or Giovanni Caruso at (212) 407-4866 of Loeb & Loeb LLP with any questions or comments regarding this letter.

Sincerely,

/s/ Loeb and Loeb LLP
Loeb and Loeb LLP

cc: Gordon Lee

Appendix 1 : Question 5

Unconsolidated Balance Sheet

As of March 31, 2022

	OPH and Subsidiaries
(Expressed in USD in thousand)	OPH	% of total assets	Maxthree	% of total assets	HKCC	% of total assets	OCL	% of total assets	OAM	% of total assets	KNL	% of total assets	OIP	% of total assets	OWM	% of total assets	FinBiz	% of total assets	FinLiving	% of total assets	TRHL	% of total assets	PVL	% of total assets	Total	% of total assets

Current Assets:
Cash at bank and on hand	8	28%		0%	2,425	42%	252	100%	2,436	5%	1,627	4%	143	52%	1,486	95%	4	3%	-	0%	-	N/A	129	2%	8,510	9%
Restricted cash - fund held in escrow	-	0%	-	0%	-	0%	-	0%	-	0%	36,213	96%	-	0%	-	0%	-	0%	-	0%	-	N/A	-	0%	36,213	37%
Accounts receivable, net	-	0%	-	0%	-	0%	-	0%	666	1%	-	0%	87	31%	29	2%	-	0%	-	0%	-	N/A	-	0%	782	1%
Accounts receivable, net, related parties	-	0%	-	0%	-	0%	-	0%	401	1%	-	0%	-	0%	-	0%	-	0%	-	0%	-	N/A	-	0%	401	0%
Amount due from immediate holding company	-	0%	1	3%	-	0%	-	0%	43,320	92%	-	0%	-	0%	-	0%	-	0%	-	0%	-	N/A	-	0%	43,320	44%
Loans receivable, net	-	0%	-	0%	25	0%	-	0%	-	0%	-	0%	-	0%	-	0%	-	0%	-	0%	-	N/A	-	0%	25	0%
Earnest deposit, the Shareholder	-	0%	-	0%	-	0%	-	0%	-	0%	-	0%	-	0%	-	0%	-	0%	-	0%	-	N/A	-	0%	-	0%
Income tax recoverable	-	0%	-	0%	126	2%	-	0%	-	0%	-	0%	-	0%	-	0%	-	0%	-	0%	-	N/A	-	0%	126	0%
Deposit, prepayment and other receivables	21	72%		0%	31	1%	-	0%	70	0%	-	0%	47	17%	54	3%	116	97%	126	100%	-	N/A	-	0%	465	0%

Total current assets	29	100%	1	100%	2,607	45%	252	100%	46,893	100%	37,840	100%	277	100%	1,569	100%	120	100%	126	105%	-	N/A	129	2%	89,842	91%

Non-current Assets

Investments, net	-	0%	-	0%	-	0%	-	0%	-	0%	-	0%	-	0%	-	0%	-	0%	-	0%	-	N/A	-	0%	-	0%
Property and equipment, net	-	0%	-	0%	1,630	28%	-	0%	2	0%	-	0%	-	0%	3	0%	-	0%	-	0%	-	N/A	5,893	98%	7,528	8%
Loan receivables, net	-	0%	-	0%	1,569	27%	-	0%	-	0%	-	0%	-	0%	-	0%	-	0%	-	0%	-	N/A	-	0%	1,569	2%

Total non-current assets	-	0%	-	0%	3,199	55%	-	0%	2	0%	-	0%	-	0%	3	0%	-	0%	-	0%	-	N/A	5,893	98%	9,097	9%

Total Assets	29	100%	1	3%	5,806	100%	252	100%	46,895	100%	37,840	100%	277	100%	1,572	100%	120	100%	126	100%	-	N/A	6,022	100%	98,939	100%

Appendix 2: Hong Kong Legal Opinion dated June 20, 2022

RE: AGBA ACQUISITION LIMITED

COUNSEL’S OPINION ON HONG KONG LAW ISSUES RELATING TO

INVESTOR’S ENFORCEMENT OF US FEDERAL SECURITIES LAWS

(“USFSL”) IN HONG KONG

A.	Introduction

1.	By exchange of e-mails between Instructing Solicitors and myself between 13 June 2022 at 12:48 pm and 15 June 2022 at 11:37 am (collectively “my Instructions”), I am instructed to opine on:

(a)	“[A]n investor’s ability to enforce judgments obtained in US courts against such directors and officers based on the civil liability provisions of the [USFSL]” (see Part B below);

(b)	“[A]n investor’s ability to enforce in… Hong Kong judgments of US courts based on the civil liability provisions of the [USFSL]” (also see Part B below); and

(c)	“[A]n investor’s ability to bring an original action in a… Hong Kong court to enforce liabilities against directors and officers based on the [USFSL]” (“Original Action”) (see Part C below): numbered paragraph 16 of the United States Securities and Exchange Commission (“SEC”)’s letter to AGBA Acquisition Limited dated 9 June 2022 (“Letter”).

2.	The overall assumptions and qualifications to which this Opinion is subject are set out in Part D below.

B.	An Investor’s Ability to Enforce, in Hong Kong, Judgments Obtained in US Courts (Against Directors and Officers) Based on Civil Liability Provisions of USFSL (Collectively “US Judgments”)

3.	Issues §1(a) and (b) above can be taken together. As a matter of Hong Kong law, for an investor to enforce, in Hong Kong, US Judgments (whether against the company’s directors and officers or otherwise), the US Judgments would generally need to be:

“(1) for a debt or definite sum of money;

(2) made by a court of competent jurisdiction over the parties and the subject-matter;

(3) between the same parties or their privies on an identical issue;

(4) final and conclusive on the merits;

(5) not impeachable according to the rules on conflict of laws of Hong Kong”: see e.g. Jiang Xi An Fa Da Wine Co Ltd v Zhan King [2019] HKCFI 2411, §52.

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4.	Firstly, the US Judgments would need to be “for a definite sum of money… other than a sum payable in respect of taxes or the like, or in respect of a fine or other penalty”: Dicey, Morris & Collins on the Conflict of Laws (15th Ed) (“DMC”), §14-022. Non-monetary judgments including injunction etc. would be excluded (although there has been non-binding judicial exhortation that “[i]n view of… recent developments in case law in other jurisdictions, given the opportunity, a general or cases by case (depending on the nature of the foreign judgment sought be enforced) re-assessment of the continuing applicability in Hong Kong of the 200 years old common law prohibition on the recognition and enforcement of foreign non-monetary judgment should be due”: Zhan King, §84). In other words, if and to the extent that a US Judgment is non-monetary, they would likely be unenforceable as foreign judgments in Hong Kong.

5.	Second, in granting a US Judgment, the US Court should not have, “in effect, [asserted] jurisdiction beyond their territorial borders which, in the eyes of a Hong Kong court, is excessive and hence potentially oppressive”: The Conflict of Laws in Hong Kong (3rd Ed) (“CLHK”), §9.014. Broadly speaking, “[t]he modern English approach [which the Hong Kong Courts would likely apply, absent their own development of the relevant legal principles] recognizes the competence of a foreign court to assume jurisdiction in only two cases: (i) where the defendant [e.g. the director or officer sued] was present in the foreign jurisdiction [namely, the US] at the time of commencement of proceedings and (ii) where the defendant submitted to [the US’s] foreign jurisdiction”: CLHK, §9.058.

(a)	As to (i), “where the [US federal first-instance courts are] invoked, presence in the [US] is sufficient, rather than presence within the particular court’s district. There is no authority as to what the position would have been in respect of a state court: given the great degree of internal comity within the [US], it would seem natural to regard presence within the [US] as sufficient; indeed, it would seem impertinent to deny the competence of a Florida court simply on the ground that the defendant was present in New York at the date of commencement”: CLHK, §9.059.

(b)	On (ii), a defendant (e.g. the director or officer sued) “will be deemed to have submitted if… [t]hat [defendant] pursued a claim or counterclaim in the foreign proceedings which gave rise to the judgment”, or “contested the foreign [i.e. US] proceedings on their merits”: CLHK, §9.063. Further instances are where the defendant “submitted to the jurisdiction of [the foreign] court by voluntarily appearing in the proceedings”, or “had before the commencement of the proceedings agreed, in respect of the subject matter of the proceedings, to submit to the jurisdiction of that court or of the courts of that country”: DMC, §14R-054.

6.	Thirdly, “between the same parties or their privies on an identical issue” is self-explanatory and need not be elaborated further.

7.	Fourth, “a judgment is final and conclusive if it is not amenable to challenge except by way of appeal. Put in another way, for a judgment to be final, it must be final and unalterable in the court that pronounced it and cannot thereafter be modified by such court”, “even though it may be subject to challenge on appeal, or even if it is being appealed against and the appeal is still pending”: Zhan King, §55; China NPL Holdings Pte Ltd v Mo Haidan [2021] 1 HKLRD 344, [2020] HKCA 1014, §22.

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8.	Fifthly, no ground for impeachment according to Hong Kong conflict of laws rules should exist. Such grounds would include (CLHK, §9.014):

(a)	“Fair procedures. The Hong Kong courts will not recognize or enforce foreign judgments rendered by foreign judicial processes which they regard as grossly unfair, a conclusion not lightly reached”. Indeed, “the party seeking to impeach must demonstrate a ‘substantial miscarriage of justice’ in the procedural sense…. In practice, attempts to argue this ground are usually dismissed as veiled attempts to re-argue the merits of the matter before the foreign court”: CLHK, §9.027. As such, this should (hopefully) pose little (if any) problem for most if not all US Judgments. Having said this, in the one reported instance where the English Court of Appeal found “a breach of substantial justice” leading to its refusal to enforce in England a (default) judgment of the US Federal District Court at Tyler, Texas, that “default judgment upon a damages claim… simply adopted the plaintiff’s claimed damages without reaching an independent assessment, contrary to the [US] procedural rule in force… which required an independent judicial assessment of damages sought by way of default judgment. Further, and this appears to have been the decisive point, if the [US] court’s approach had been disclosed to the defendants when the default judgment had been served upon them, then, if properly advised, the basis for an appeal would have been evident to them; however, the recitals to the default judgment were ‘false and misleading’ in that they indicated that there had, as required by the procedural rules, been a hearing at which the damages had been assessed”: CLHK, §9.027, citing Adams v Cape Industries Plc [1990] 1 Ch 433 (CA). For US Judgments to be enforceable in Hong Kong, such or similar breach of substantial justice would have to be avoided.

(b)	“Absence of fraud. There is scope for resisting enforcement or recognition on the basis that the foreign judgment was procured by fraud, but the courts have recently restricted this principle in light of its abusive deployment by judgment debtors wishing to re-litigate after having had a fair opportunity to raise the matter in the foreign proceedings.” Again, this should (hopefully) pose little (if any) problem for most if not all US Judgments.

(c)	“Private rights and public law. Foreign judgments should not be given effect, through a Hong Kong civil court, except insofar as they relate to genuinely ‘private law’ disputes, as opposed to penal, revenue or other matters of a governmental or ‘public’ nature”. In this respect:

(i)	“A penalty in this sense normally means a sum payable to the State, and not to a private claimant, so that an award of punitive or exemplary damages is not penal…. If the purpose of the damages as awarded by the foreign court is to punish the defendant, enforcement of the judgment may be found to be against… public policy, with which the rule against enforcing foreign penal laws will overlap”: DMC, §14-022.

(ii)	“A statutory exception to the general enforceability of foreign judgments… prohibits any court in Hong Kong from entertaining proceedings at common law for recovery of a sum payable under a judgment for multiple damages i.e. damages which are a multiple of the loss incurred calculated on a compensatory basis. Such damages are frequently awarded in the [US]”: CLHK, §9.009, citing section 7 of the Protection of Trading Interests Ordinance (Cap 471).

(iii)	The above two points would likely render a US Judgment unenforceable where and to the extent that it, for instance, awards multiple damages against, or fines or otherwise monetarily punishes, the defendant pursuant to the relevant civil liability provisions of USFSL.

(iv)	By contrast, the English Court of Appeal has held in SEC v Manterfield [2010] 1 WLR 172, §24 that, although “[t]he substance of what the SEC will seek to enforce (if they prevail in the action)” in that case comprised “the disgorgement of what they allege to be the proceeds of fraud” (and thus involved a “penal” or “public” angle), and “orders, which will provide for the same to be returned to the investors”, “such a judgment, if obtained, will not fall foul of” this impeachment ground. The governing legal test was “that, once a judgment has been obtained, the court will look to see what part is being sought to be enforced. If in reality that part of the judgment is, in substance, a claim for damages which in England [or, for present purposes, Hong Kong] might have been brought in a civil case, the fact that it is all part of a judgment in a criminal case will not bring it within” the exception: §24. Therefore, in the present context, provided that a US Judgment or its part sought to be enforced in Hong Kong is substantively a claim for (non-multiple) damages which might have been brought in a civil action, such Judgment or part thereof would likely be enforceable in Hong Kong as falling outside of the scope of this impeachment ground.

(v)	See also §11 below.

(d)	“Public policy. Enforcement or recognition should not entail any violation of Hong Kong public policy”, which is a “residual” ground for refusal of enforcement, e.g. “a foreign judgment obtained in violation of a Hong Kong anti-suit injunction” or “a foreign judgment inconsistent with a previous decision of a competent Hong Kong Court in proceedings between the same (or privy) parties” will not be enforced (see CLHK, §9.091).

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C.	An Investor’s Ability to Bring an Original Action in a Hong Kong Court

9.	Since I have no instructions vis-à-vis any specific or particular provision of USFSL, I can only and do proceed on the basis that the USFSL applicable under this heading: (a) confer on an individual investor a present cause or right of action or claim against the directors and officers concerned; (b) correspondingly impose present liabilities on the directors and officers concerned, which are enforceable by way of an action brought by the individual investor; (c) are (at least on its terms or as a matter of US law) invocable and applicable in a jurisdiction outside of the US, namely Hong Kong in the present context (at least “intended to have extraterritorial effect”: Phrantzes v Argenti [1960] 2 QB 19 (QB), 33); and (d) do not “violate some fundamental principle of justice, some prevalent conception of good morals, some deep-rooted tradition of the common weal”, i.e. “public policy”, of Hong Kong (see Phrantzes, 34).

10.	On such basis, the general position is that an investor would likely be able to bring an Original Action provided that the following conditions are met.

11.	First and foremost, the applicable USFSL must not be or constitute foreign “penal, revenue or other public law”: DMC, §5R-019. Indeed, such foreign laws “are not enforceable through the Hong Kong civil courts. The rule is long-established…. A justification is that its abandonment would make the Hong Kong civil courts into a general enforcement arm of foreign governments, something with significant practical difficulties and even more serious objections of principle”: CLHK, §4.008. In deciding whether an Original Action would fall foul of this prohibition, “[t]he crucial question is, in bringing [an Original Action], whether the [investor] plaintiff is directly or indirectly doing an act which is of a sovereign character or which is done by virtue of sovereign authority, and whether the claim involves the exercise or assertion of a sovereign right extra-territorially” (if so, then the Original Action would not be allowed in the Hong Kong Court); in answering this question, “the court looks at the substance of the matter and not the technical form of the claim…. It is for the Hong Kong court to decide by reference to Hong Kong conflict of laws rules, whether, given its substance, a claim falls within [this prohibition]…. The point of the rule is… to examine and identify the central interest served by the pursuit of the claim. The substance of the claim is determined by the central interest in bringing the claim of the sovereign by whom it is brought or in whose interests, directly or indirectly, it is brought. The mechanism by which harm is said to have been suffered, in respect of which the plaintiff pursues a claim, may be important in judging whether the central interest in bringing the claim is a sovereign (governmental) interest rather than a patrimonial (private law) interest”: Autonomous Non-Commercial Organization “Organizing Committee of 2014 Sochi Winter Olympics” v Pico Projects (International) Ltd [2021] 5 HKLRD 754, [2021] HKCA 1798, §§28 – 31. See also §8(c) above. Provided that, applying these legal principles, the USFSL at issue are not, and do not constitute, foreign “penal, revenue or other public law”, an Original Action would not be barred under this prohibition.

12.	Secondly, an Original Action must also be unrelated to, not give rise to, and be unanalogous with, “the determination of the title to, or the right to the possession of, any immovable situate out of [Hong Kong]… or… the recovery of damages for trespass to such immovable” – such actions the Hong Kong Courts have no jurisdiction to entertain under the rule in British South Africa Co v Cia de Moçambique [1893] AC 602 (HL): see Lucasfilm Ltd v Ainsworth [2012] 1 AC 208 (UKSC), §54. This should hopefully not be a major problem for the relevant USFSL (after all, securities would normally not be classified as immovable property under Hong Kong law, and as long as an investor’s claim is not in connection with immovable property outside of Hong Kong, this restriction should not pose an issue).

13.	Third, the claim(s) / cause(s) of action which an investor plaintiff now seeks to make in an Original Action in Hong Kong must not be one “in respect of which a judgment has been given in his favour in proceedings between the same parties, or their privies, in a court of an overseas country [say a US Court], unless that judgment is not enforceable or entitled to recognition in Hong Kong”: section 5(1), Foreign Judgments (Restriction on Recognition and Enforcement) Ordinance (Cap 46). In other words, if and to the extent that an investor has already obtained a favourable judgment elsewhere (e.g. a favourable US Judgment against a director or officer), which is enforceable in Hong Kong, then s/he should enforce that favourable foreign judgment in Hong Kong instead of bringing a fresh Original Action on the same claim or cause of action.

4

14.	Fourthly, one of the following three situations would need to exist:

(a)	The director / officer defendant would need to “[have], or [be] deemed to have, voluntarily submitted to [the Hong Kong Court’s jurisdiction]”, e.g. “(i) an expression of agreement [by the director / officer defendant] to the [Hong Kong] court’s jurisdiction if subsequently served [the Hong Kong Original Action] in an agreed manner, (ii) an agreement [by the director / officer defendant] to accept service [of the Hong Kong Original Action] upon or after service being effected, (iii) a step taken [by the director / officer defendant] after purported service of [the Hong Kong] proceedings which is inconsistent with [his / her] pursuit of a challenge to the regularity of that service or to the basis on which leave to serve [the Hong Kong Original Action] out of [Hong Kong] was obtained”: CLHK, §3.005.

(b)	“[S]ervice of the Hong Kong originating process [for the Original Action is effected] upon the [director / officer] defendant in Hong Kong in accordance with one of the methods prescribed by Hong Kong law”: CLHK, §3.006.

(c)	“[T]he prior leave [i.e. permission] of the Hong Kong court [has been obtained] to serve the [Hong Kong] originating process [for the Original Action] upon the [director / officer] defendants outside Hong Kong, and subsequently effecting such service”: CLHK, §3.007.

15.	Fifth, Hong Kong law would need to “have an appropriate remedy capable of giving effect to the foreign legal right” under the applicable USFSL invoked in an Original Action, although “the [Hong Kong] court should not take too exacting an approach in comparing foreign and domestic law remedies” (CLHK, §2.024, citing Phrantzes and Cox v Ergo Versicherung [2014] AC 1379 (UKSC)); indeed “a[n investor] plaintiff seeking to enforce a foreign right [under the USFSL] here can demand only those remedies recognised by [Hong Kong] law, and… the claim will not be defeated merely because those remedies are greater or less than those in the [US] courts… [b]ut the remedies available must harmonise with the right according to its nature and extent as fixed by the [USFSL]…. Put another way, if the machinery by way of remedies here is so different from that in [the US] as to make the right sought to be enforced a different right, that right would not… be enforced in” Hong Kong (see Phrantzes, 35 – 36). In practice, if the relief provided by the applicable USFSL is (in the nature of) compensatory (non-multiple) damages, injunction, legal costs orders, and such like, then Hong Kong law would likely provide remedies harmonising with the USFSL rights.

16.	Sixthly, even where the Hong Kong Court’s jurisdiction has been established as per the foregoing steps, the Hong Kong Court would also need to exercise its “discretion… in determining whether it should hear a particular case”, including an Original Action, as follows:

(a)	“Where [the Hong Kong Court’s] jurisdiction as of right has been established over the [director / officer] defendant [e.g. the Hong Kong Original Action has been validly served on him / her in Hong Kong], the presumption is that Hong Kong is the appropriate forum and the onus lies upon the [director / officer] defendant to demonstrate that some other available named forum [e.g. a US Court] is clearly more appropriate”, applying the test in sub-paragraph (c) below: CLHK, §3.081.

(b)	“Where [however] long-arm jurisdiction is relied upon [i.e. the Hong Kong Original Action is served on the director / officer defendant outside of Hong Kong pursuant to the Hong Kong Court’s leave for such service-out], the onus is reversed: jurisdiction will not be exercised (and any ex parte leave will be set aside) unless the [investor] plaintiff satisfies the [Hong Kong] court that Hong Kong is clearly a more appropriate forum than any available alternatives suggested by the [director / officer] defendant”, also applying the test in sub-paragraph (c) below: CLHK, §3.082.

(c)	The relevant test has been authoritatively formulated thus:

“1. The single question to be decided is whether there is some other available forum [for instance a US Court], having competent jurisdiction, which is the appropriate forum for the trial of an action i.e. in which the action may be tried more suitably for the interests of all the parties and the ends of justice?

2. In order to answer this question, [the director / officer defendant who does not wish the Hong Kong Court to adjudicate an Original Action against him / her] has to establish that first, Hong Kong is not the natural or appropriate forum (‘appropriate’ in this context means the forum has the most real and substantial connection with the action) and second, there is another available forum which is clearly or distinctly more appropriate than Hong Kong. Failure by the applicant to establish these two matters at this stage is fatal.

3. If [s/he] is able to establish both of these two matters, then the [investor] plaintiff in the Hong Kong proceedings has to show that [the investor plaintiff] will be deprived of a legitimate personal or juridical advantage if the action is tried in a forum other than Hong Kong [say, a US Court].

4. If the [investor] plaintiff is able to establish this, the [Hong Kong] court will have to balance the advantages of the alternative forum with the disadvantages that the [investor] plaintiff may suffer. Deprivation of one or more personal advantages will not necessarily be fatal to the [opposing director / officer defendant] if he is able to establish to the [Hong Kong] court’s satisfaction that substantial justice will be done in the available appropriate forum [e.g. a US Court]”: DCG v SLC [2005] 3 HKC 293 (CA), 297 - 298, approved by the Court of Final Appeal in SPH v SA (2014) 17 HKCFAR 364, §51.

(d)	If, applying the above test, no other available forum (e.g. a US Court), having competent jurisdiction, is the appropriate forum for the trial of an Original Action, and the Hong Kong Court’s jurisdiction has been established as per the above steps, then the Hong Kong Court should exercise its discretion to adjudicate the Original Action.

5

17.	Provided that the foregoing conditions are met, an investor would likely be able to bring an Original Action in the Hong Kong Court. Indeed, bringing such Original Action may well be an indirect way of enforcing a non-monetary US Judgment: if and to the extent that the US Judgment “orders [a director / officer defendant] to do anything [other than paying a definite sum of money], e.g. specifically perform a contract”, then, whilst the US Judgment would likely be unenforceable as such in Hong Kong, “it may be res judicata as to the issues of substance, with the consequence that there may be summary judgment as to liability on [a Hong Kong Original Action] brought on the original cause of action”: DMC, §14-022.

D.	Assumptions and Qualifications

18.	This Opinion is subject to the following assumptions and qualifications (in addition to any other specific assumption / qualification identified above):

(a)	I have, without independent investigation, relied upon the entirety of my Instructions and all of the documents attached thereto;

(b)	All facts, matters and statements contained in my Instructions and all of the attached documents are correct, truthful, accurate and complete;

(c)	The assumptions and qualifications set out in my e-mail dated 14 June 2022 at 9:26 pm, namely: “[i] I have correctly identified the relevant disclosure; [ii] there is nothing else in particular in your attached PDFs that I need to review before rendering [this] Opinion (except that… I [have] review[ed] the US SEC’s letter as a whole); [iii] I have no instructions on any particular ‘[USFSL]’ (so that I will be opining generally in relation to them as a whole)”; and [iv] that this Opinion is limited to the issues specified in §1(a) – (c) above “on and from the perspective of the laws of Hong Kong – and addressing enforcement / bringing of an original action in Hong Kong – only (excluding the laws or jurisdiction of the PRC)”; and

(d)	This Opinion strictly contains, expresses and concerns my opinion on the legal position under the laws of Hong Kong in relation to each of the specific issues identified in §1(a) – (c) above only, and does not contain, express or concern any other matter be it commercial, financial, taxation, legal (other than Hong Kong law-related as aforesaid), or otherwise.

6

19.	Last but not least, as required in the Letter, I consent to being named as Counsel (independent barrister-at-law in private practice in Hong Kong) in the proxy statement in respect of my opinion on the laws of Hong Kong in relation to issues §1(a) – (c) above under numbered paragraph 16 of the Letter set out hereinabove.

Dated 20 June 2022

/s/ Thomas WK Wong
THOMAS WK WONG
Barrister,
Denis Chang’s Chambers

7

RE: AGBA ACQUISITION LIMITED

COUNSEL’S OPINION ON HONG

KONG LAW ISSUES RELATING TO

INVESTOR’S ENFORCEMENT OF

US FEDERAL SECURITIES LAWS

(“USFSL”) IN HONG KONG

Date: 20 June 2022

To: Ms Yeeling Wan,

Lead Partner – Hong Kong

Copying: Mr Voon Keat Lai / Ms

Tokyo Siu / Mr Jonathan Wong

M.B. Kemp LLP

23/F Pico Tower

66 Gloucester Road

Hong Kong

8

Appendix 3: PRC Legal Opinion dated June 23, 2022

ANJIE
安杰律师事务所
北京市朝阳区东方东路 19 号亮马桥外交办公大楼 D1 座 19 层，邮政编码 100600
19/F, Tower D1 Liangmaqiao Diplomatic Office Building,
No. 19 Dongfangdonglu, Chaoyang District, Beijing 100600, P.R. China
T +86 10 8567 5988 F +86 10 8567 5999 www.anjielaw.com 错误!超链接引用无效。

PRC LEGAL OPINION

June 23, 2022

To: TAG HOLDINGS LIMITED

Dear Sir,

We are qualified lawyers in the People's Republic of China (the "**PRC**" which, for the purpose of this opinion, does not include the Hong Kong Special Administrative Region ("**HK SAR**"), the Macao Special Administrative Region and Taiwan), and are qualified to issue this opinion on PRC Laws (as defined below).

We are acting as PRC legal counsel to TAG HOLDINGS LIMITED (the "**Company**" or "**TAG**"), solely in connection with (A) the SCHEDULE 14A Proxy Statement (the "**Proxy Statement**") of AGBA ACQUISITION LIMITED ("**AGBA**"), filed by AGBA with the U.S. Securities and Exchange Commission under the Section 14(a) of the Securities Exchange Act of 1934, as amended, relating to certain Business Combination Agreement, dated November 3, 2021, as amended on November 18, 2021 and January 4, 2022, and as may be further amended, supplemented or otherwise modified from time to time (the "**Business Combination Agreement**"), by and among the Company, AGBA and other parties thereto, and (B) the proposed acquisition transactions contemplated in the Business Combination Agreement, the "**Transactions**").

Page 1 of 12

ANJIE
安杰律师事务所
北京市朝阳区东方东路 19 号亮马桥外交办公大楼 D1 座 19 层，邮政编码 100600
19/F, Tower D1 Liangmaqiao Diplomatic Office Building,
No. 19 Dongfangdonglu, Chaoyang District, Beijing 100600, P.R. China
T +86 10 8567 5988   F +86 10 8567 5999   www.anjielaw.com 错误!超链接引用无效。

As used in this opinion:

(i) "**PRC Laws**" means all laws, rules, regulations, statutes, orders, decrees, notices, circulars, judicial interpretations and other legislations of PRC effective and available to the public as of the date hereof;

(ii) "**PRC Person**" means any natural person located within the territory of PRC; and

(iii) "**the Standing Committee of the National Congress**" means the Standing Committee of the National Congress of PRC;

(iv) "**the State Council**" means the State Council of PRC;

(v) "**CAC**" means Cyberspace Administration of China;

(vi) "**CBIRC**" means China Banking and Insurance Regulatory Commission;

(vii) "**PBC**" means People's Bank of China;

(viii) "**CSRC**" means China Securities Regulatory Commission;

(ix) "**MHURD**" means the Ministry of Housing and Urban-Rural Development.

Other words not defined herein shall have the same meaning as those in the Proxy Statement.

In so acting, we have examined the following documents (the "**Documents**"):

(i) documents provided by the Company, including the Proxy Statement;

(ii) responses from the Company in replying our questionnaires sent to the Company to verify relevant facts; and

(iii) other information and documents we obtained through searching for relevant facts from open channels.

We also searched for relevant PRC laws through credible channels.

Page 2 of 12

ANJIE
安杰律师事务所
北京市朝阳区东方东路19号亮马桥外交办公大楼D1座19层，邮政编码100600
19/F, Tower D1 Liangmaqiao Diplomatic Office Building,
No. 19 Dongfangdonglu, Chaoyang District, Beijing 100600, P.R. China
T +86 10 8567 5988 F +86 10 8567 5999 www.anjielaw.com 错误!超链接引用无效。

In reviewing the Documents and for the purposes of this opinion, we have assumed without further inquiry:

(i) the genuineness of all the Documents;

(ii) the authenticity and completeness of the Documents submitted to us as originals and the conformity with the originals of the Documents provided to us as copies and the authenticity and completeness of such originals;

(iii) the truthfulness, accuracy, completeness and fairness of all factual statements contained in the Documents submitted and available to us up to the date of this opinion;

(iv) where important facts were not independently established to us, we have relied upon representatives of the Company, and we have qualified our opinion with regard to such facts as "to the best of our knowledge after due and reasonable inquiry" or similar languages without further independent investigation;

(v) that the Documents provided to us remain in full force and effected up to the date of this Opinion and have not been revoked, amended, varied or supplemented except as otherwise indicated in such Documents;

(vi) that all information (including factual statements) provided to us by the Company in response to our enquiries for the purpose of this opinion is true, accurate, complete and not misleading; and that the Company has not withheld anything that, if disclosed to us, would reasonably cause us to alter this opinion in whole or in part;

(vii) that all parties have the requisite power and authority to enter into, execute, deliver and perform the Documents to which they are parties; and

(viii) that all the Documents are legal, valid, binding and enforceable in accordance with their respective governing law in any and all respects.

Page 3 of 12

ANJIE
安杰律师事务所
北京市朝阳区东方东路19号亮马桥外交办公大楼D1座19层，邮政编码100600
19/F, Tower D1 Liangmaqiao Diplomatic Office Building,
No. 19 Dongfangdonglu, Chaoyang District, Beijing 100600, P.R. China
T +86 10 8567 5988 F +86 10 8567 5999 www.anjielaw.com 错误!超链接引用无效。

This opinion is rendered on the basis of PRC laws effective and publicly available as of the date hereof and there is no assurance that any PRC Laws will not be changed, amended or replaced in the future with or without retrospective effect.

This opinion relates to PRC Law as it exists and is interpreted at the date of this letter. We do not purport to be experts on or generally familiar with or qualified to express legal opinion based on the laws of any jurisdiction other than PRC. Accordingly we express no opinion as to the laws of any other jurisdiction and none is to be implied. We have made no investigation of the laws of any country, state or jurisdiction other than PRC, nor have we investigated, and we do not express or imply any opinion on, accounting, auditing, finance and/or assets valuation aspects in connection with or otherwise related to the Company or the Transactions.

I. Opinions

Based on the foregoing and subject to the disclosures contained in the Proxy Statement and the Documents set us, we are of the opinion that, as of the date hereof, so far as PRC Laws are concerned:

1. TAG is compliant with PRC Laws in relating to cyberspace (the "**PRC Cyberspace Laws**") that have been issued up till the date of this opinion.

   We made this conclusion based on following facts and laws:

   (1) Most important PRC Cyberspace Laws which may apply to the Transactions up till the date of this opinion are:

Page 4 of 12

ANJIE
安杰律师事务所
北京市朝阳区东方东路 19 号亮马桥外交办公大楼 D1 座 19 层，邮政编码 100600
19/F, Tower D1 Liangmaqiao Diplomatic Office Building,
No. 19 Dongfangdonglu, Chaoyang District, Beijing 100600, P.R. China
T +86 10 8567 5988 F +86 10 8567 5999 www.anjielaw.com 错误!超链接引用无效。

(i) *Cybersecurity Law of the People's Republic of China*, which was issued by the Standing Committee of the National Congress on November 7, 2016 and became effective on June 1, 2017 (the "**Cybersecurity Law**");

(ii) *Data Security Law of the People's Republic of China*, which was issued by the Standing Committee of the National Congress on June 10, 2021 and became effective on September 1, 2021(the "**Data Security Law**");

(iii) *Personal Information Protection Law of the People's Republic of China,* which was issued by the Standing Committee of the National People's Congress on August 20, 2021 and became effective on November 1, 2021(the "**PI Protection Law**");

(iv) *Regulations on the Security Protection of Critical Information Infrastructure*, which was issued by the State Council on July 30, 2021 and became effective on September 1, 2021(the "**CII Protection Regulation**"); and

(v) *Measures for Cybersecurity Reviews*, which was issued by CAC and other 12 departments of Chinese central government (namely, National Development and Reform Commission, Ministry of Industry and Information Technology, Ministry of Public Security, Ministry of State Security, Ministry of Finance, Ministry of Commerce, PBC, State Administration for Market Regulation, National Radio and Television Administration, CSRC, National Administration of State Secrets Protection and State Cipher Code Administration) on December 28, 2021, and became effective on February 15, 2022 (the "**Cybersecurity Review Measure**").

(2) In total, CAC is one of PRC regulators in cybersecurity area. Most important

Page 5 of 12

ANJIE
安杰律师事务所
北京市朝阳区东方东路 19 号亮马桥外交办公大楼 D1 座 19 层，邮政编码 100600
19/F, Tower D1 Liangmaqiao Diplomatic Office Building,
No. 19 Dongfangdonglu, Chaoyang District, Beijing 100600, P.R. China
T +86 10 8567 5988 F +86 10 8567 5999 www.anjielaw.com 错误!超链接引用无效。

PRC Cybersecurity Laws are from higher hierarchy legislators such as Standing Committee of the National People's Congress and the State Council. PRC Cyberspace Laws establish a supervision and review system as follow:

(i) In principle, PRC Cyberspace Laws apply to activities conducted within the territory of PRC. However, in following situations, PRC Cyberspace Laws may have extraterritorial effect:

(a) The Cybersecurity Law provides that, PRC government shall take measures to monitor, defend against and deal with cybersecurity risks and threats from outside the territory PRC to protect critical information infrastructure (the "**CII**") from attacks, intrusions, interference and damage, to punish illegal criminal activities on the network, and to preserve PRC cyberspace security and order. The CII Protection Regulation further provides that, "CII" means the key network facilities and information systems in important industries and areas such as public telecommunication and information service, energy, transport, water conservancy, finance, public service, e-government, and science & technology industry for national defense, which may seriously endanger the national security, national economy, people's livelihood and public welfare once they are subject to any destruction, loss of function or data leakage.

(b) The Data Security Law applies to any data handling activity carried out outside of the territory of PRC that harms PRC national security, public interests, or the legitimate rights and interests of citizens or organizations of PRC.

Page 6 of 12

ANJIE
安杰律师事务所
北京市朝阳区东方东路 19 号亮马桥外交办公大楼 D1 座 19 层，邮政编码 100600
19/F, Tower D1 Liangmaqiao Diplomatic Office Building,
No. 19 Dongfangdonglu, Chaoyang District, Beijing 100600, P.R. China
T +86 10 8567 5988 F +86 10 8567 5999 www.anjielaw.com 错误!超链接引用无效。

(c) The PI Protection Law applies to activities outside the territory of PRC which processes personal information of any natural person located within the territory of PRC under any of the following circumstances: (A) where the purpose of the activity is to provide a product or service to that natural person located within PRC; or (B) where the purpose of the activity is to analyze or assess the behavior of that natural person located within PRC.

(ii) Following circumstances may trigger close scrutiny from PRC government:

(a) Where CII operators purchase network products and services that may harm national security, it shall trigger the national security review organized by CAC and other relevant departments under the State Council (the "**National Security Review**");

(b) Where CII operators need to provide personal information and important data that are gathered and produced during operations within the territory of PRC to overseas parties, a security assessment (the "**Security Assessment**") shall be conducted by CAC and other relevant departments under the State Council;

(c) Without the approval of competent authorities, personal information processors shall not provide any personal information stored within the territory of PRC to a judicial or legal enforcement body outside the PRC (the "**PI Information Exit Approval**").

(d) Cybersecurity Review Measure provides that, where CII operators procure any network product or service or Network Platform Operators conduct data processing activities which may harm national security, it shall be subject to Cybersecurity Review. Additionally, a

Page 7 of 12

ANJIE
安杰律师事务所
北京市朝阳区东方东路 19 号亮马桥外交办公大楼 D1 座 19 层，邮政编码 100600
19/F, Tower D1 Liangmaqiao Diplomatic Office Building,
No. 19 Dongfangdonglu, Chaoyang District, Beijing 100600, P.R. China
T +86 10 8567 5988 F +86 10 8567 5999 www.anjielaw.com 错误!超链接引用无效。

Network Platform Operator mastering personal information of more than one million users must apply to Cybersecurity Review when it seeks to list overseas. There is no definition of "Network Platform Operator" in Cybersecurity Review Measure; However, combined with other relevant laws and regulations both in effect and in making (e.g. *Cybersecurity Law, Anti-Monopoly Guidelines from the Anti-Monopoly Commission of The State Council on Platform Economy, Measures for Supervision and Administration of Online Transactions, and Circular on Seeking Public Comments on the Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comment etc.)*, we believe that Network Platform Operator shall refer to PRC companies (i.e. companies incorporated or operating its main business within the territory of PRC) that provide Internet platform services to market bodies, which enables such market bodies to interact mutually and independently on that platform and under the rules provided by such Internet platform services provider.

(iii) To our best knowledge after due and reasonable inquiry from the Company, the TAG Business operations are concentrated in HK SAR. TAG Business currently does not have any operations in PRC. It may involve PRC Persons who come to HK SAR to buy insurance or asset management products from the Company or its Hong Kong-based licensed corporation/consultants. However, TAG and all its branches, subsidiaries, Hong Kong-based licensed corporation/consultants ("**Group Companies**") never use Internet as channel to solicit PRC Persons or collect their personal information. The website and

Page 8 of 12

ANJIE
安杰律师事务所
北京市朝阳区东方东路 19 号亮马桥外交办公大楼 D1 座 19 层，邮政编码 100600
19/F, Tower D1 Liangmaqiao Diplomatic Office Building,
No. 19 Dongfangdonglu, Chaoyang District, Beijing 100600, P.R. China
T +86 10 8567 5988 F +86 10 8567 5999 www.anjielaw.com 错误!超链接引用无效。

App used by Group Companies have active blockers and do not allow access from PRC based IP addresses. All PRC Persons who want to purchase the insurance or asset management products sold through Group Companies shall physically go into HK SAR, and within HK SAR, staff of Group Companies assist them to fill necessary documents for purchase of products then transfer all such documents to the insurance company or other products service providers within the territory of HK SAR. After such PRC Person leaves HK SAR, staff of Group Companies never keep, touch or process any such PRC Person's personal information and any document that may contain such information.

Based on previous laws and facts, given the nature of TAG Business and all its activities conduct outside of territory of PRC, we conclude that:

(i) We believe that TAG is not a "CII operators" or a "Network Platform Operators" under PRC Cyberspace Laws;

(ii) We don't believe that TAG Business harms PRC national security, public interests, or the legitimate rights and interests of citizens or organizations of PRC;

(iii) We believe TAG Business is not subject to PRC government cyberspace scrutiny including the Cybersecurity Review, the National Security Review, the Security Assessment, and the PI Information Exit Approval;

Therefore, TAG Business is compliant with PRC Cyberspace Laws that have been issued up till the date of this opinion.

We made this conclusion based on following facts and laws:

Page 9 of 12

ANJIE
安杰律师事务所
北京市朝阳区东方东路 19 号亮马桥外交办公大楼 D1 座 19 层，邮政编码 100600
19/F, Tower D1 Liangmaqiao Diplomatic Office Building,
No. 19 Dongfangdonglu, Chaoyang District, Beijing 100600, P.R. China
T +86 10 8567 5988 F +86 10 8567 5999 www.anjielaw.com 错误!超链接引用无效。

(1) TAG Business covers four core areas: insurance brokerage, asset management, real estate agency, and money lending.

(2) In PRC, these four areas are regulated by CBIRC, PBC, CSRC and MHURD. PRC Laws in these areas (the "**PRC Financial Laws**") are quite comprehensive and we only list some important of them here: *Securities Law of the People's Republic of China (Revised in 2019)* issued by the Standing Committee of the National Congress in 2019; *Provisions on the Regulation of Insurance Brokers* issued by China Insurance Regulatory Commission (the predecessor of the CBIRC) in 2018; *General Rules on Loans* issued by the PBC in 1996; *Guiding Opinions of the People's Bank of China, the China Banking and Insurance Regulatory Commission, the China Securities Regulatory Commission and the State Administration of Foreign Exchange on Regulating the Asset Management Business of Financial Institutions* issued by the CBIRC, the PBC, the CSRC and the State Administration of Foreign Exchange in 2018; *Measures for the Administration of Real Estate Brokerage* issued by the MHURD, the Ministry of Human Resources and Social Security National Development and Reform Commission in 2011, etc.

(3) In principle, the PRC Financial Laws apply to entities established or operate within the territory of PRC, or activities conducted within the territory of PRC. However, *Securities Law of the People's Republic of China (Revised in 2019)* specially provides that "any securities issuance and trading activities outside the People's Republic of China that disrupt the domestic market order in the People's Republic of China and damage the legitimate rights and interests of domestic investors shall be handled and investigated for legal liability in accordance with the relevant provisions of the Law".

Page 10 of 12

ANJIE
安杰律师事务所
北京市朝阳区东方东路 19 号亮马桥外交办公大楼 D1 座 19 层，邮政编码 100600
19/F, Tower D1 Liangmaqiao Diplomatic Office Building,
No. 19 Dongfangdonglu, Chaoyang District, Beijing 100600, P.R. China
T +86 10 8567 5988 F +86 10 8567 5999 www.anjielaw.com 错误!超链接引用无效。

(4) To our best knowledge after due and reasonable inquiry from the Company, TAG Business operations concentrate within HK SAR, and it currently has no business operation within the territory of PRC. Additionally, TAG states that it only provides asset management services to those clients with Hong Kong Identity Cards in Hong Kong; and No solicitation is done in the PRC.

Based on present laws and facts, given the nature of the TAG Business activities and all TAG Business activities are conducted outside of the territory of PRC, we conclude that:

(i) We don't believe TAG Business will be treated as being disruptive of the PRC domestic market order or damaging to the legitimate rights and interests of PRC investors; and

(ii) TAG Business does not require any permissions or approvals from other Chinese authorities to operate its business.

II. Qualifications

This opinion is subject to the following qualifications:

(i) PRC laws and regulations referred to in this Opinion are laws and regulations publicly available and currently in force on the date hereof and there is no guarantee that any of such laws and regulations, or the interpretation or enforcement thereof, will not be changed, amended or revoked in the future with or without retrospective effect.

(ii) This opinion is subject to the discretion of any competent PRC legislative, administrative or judicial bodies in exercising their authority in PRC.

(iii) This opinion relates only to PRC Laws and there is no assurance that any of such PRC Laws will not be changed, amended or replaced in the immediate

Page 11 of 12

ANJIE
安杰律师事务所
北京市朝阳区东方东路 19 号亮马桥外交办公大楼 D1 座 19 层，邮政编码 100600
19/F, Tower D1 Liangmaqiao Diplomatic Office Building,
No. 19 Dongfangdonglu, Chaoyang District, Beijing 100600, P.R. China
T +86 10 8567 5988 F +86 10 8567 5999 www.anjielaw.com 错误!超链接引用无效。

future or in the longer term with or without retrospective effect. We express no opinion as to any laws other than PRC Laws.

(iv) This opinion is intended to be used in the context which is specially referred to herein and each section should be considered as a whole and no part should be extracted and referred to independently.

We hereby consent to the use of this opinion in, and the filing hereof, as an exhibit to the Proxy Statement and to the reference to our firm in the relevant sections therein. In giving such consent, we do not thereby admit that we come within the category of persons whose consent is required under Section 7 of the U.S. Securities Act of 1933, as amended, or the Rules and Regulations of the U.S. Securities and Exchange Commission thereunder.

Yours sincerely,

Zhang Dan

Zhang Dan

AnJie Law Firm

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